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                              August 25, 2020

       Shuang Liu
       President and Chief Executive Officer
       Goldenwell Biotech, Inc.
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: Goldenwell Biotech,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 3,
2020
                                                            File No. 333-236561

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed August 3,
2020

       Our Company, page 2

   1. We note your response to prior comment 3. However, the license agreements mentioned in your response appear
to be different than the relationships pertaining to "the company is collaborating with R&D
institutions in Beijing. In addition, the company has establish a long-term cooperative
research and development relationship and a number of domestic and and foreign
research and development institution" mentioned on your website. Please disclose, if material,
the nature of the relationship, including whether the relationship is represented by a
written agreement; and the nature of the obligations of the parties to the agreement, if any.
 Shuang Liu
FirstName
GoldenwellLastNameShuang  Liu
            Biotech, Inc.
Comapany
August 25, NameGoldenwell
           2020           Biotech, Inc.
August
Page 2 25, 2020 Page 2
FirstName LastName
Use of Proceeds, page 16

2. We note your response to prior comment 5. Please tell us, with a view to disclosure, whether the proceeds will be used to "[C]omplete the construction of a product line by the end of this year, and seven more product lines" that will be opened next year mentioned on your website. In this regard, we note that you do not mention the product lines in the amended registration statement.
Exclusive Patent License Agreements, page 24

3. We note your response to prior comment 6. Please disclose the duration of the two license agreements mentioned in this section. Also, reconcile the reference to "patents" in the second paragraph of this section with the reference to one patent in Schedule A of the license agreement filed as exhibit 10.3.
Compliance with Government Regulation, page 29

4. Please tell us with specificity where you revised the disclosure in response to prior comment 7.
5. We note that you deleted the disclosure that "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes" in response to prior comment 8. However, you still refer in the fifth bullet point on page 29 to the "complementary treatment to diagnosed diabetics" and still refer on your website to the complementary treatment and that "[f]resh extracts from bitter melon may reduce the elevated levels of blood sugar glucose as found in various forms of diabetes." Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the FDA approval required for your products.
       You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at
202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Thomas E. Puzzo, Esq.